

February 24, 2015

Via E-mail
Michael G. Moore
Chief Executive Officer
Gulfport Energy Corporation
14313 North May Avenue, Suite 100
Oklahoma City, OK 73134

      Re: Gulfport Energy Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed February 28, 2014
              Response letter dated February 10, 2015
              File No. 0-19514

Dear Mr. Moore:

We have reviewed your February 10, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Properties, page 42

Proved Undeveloped Reserves, page 45

1.   We understand from your response to prior comment one that you instituted additional procedures with respect to your reserve estimation process to provide your board of directors with more specific information about changes to previously adopted development plans. Expand the disclosure of the internal controls used in your reserves estimation effort to discuss your procedures relating to the adoption of development plans for all PUD volumes and locations, including the controls incorporated into the fiscal 2014 year-end process regarding changes to previously adopted development plans.

2.   You have advised us that ongoing efforts to re-optimize your development plans have resulted in adjustments, i.e., deferrals, removals and substitutions, relating to a material number of previously scheduled PUD reserve locations. Expand your disclosures to identify and discuss the effects of such adjustments where they result in material changes in previously disclosed proved reserves or standardized measure of future net cash flows. See FASB ASC paragraphs 932-235-50-5, 10, 35 and 36. Similarly, discuss the effects of such changes on PUD reserves in the business or property section of your filing to comply with Item 1203(b) and (c) of Regulation S-K.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or, in his absence, Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters, and Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding comments on engineering matters. Please contact Norman Von Holtzendorff at (202) 551-3287 or me at (202) 551-3745 or with any other questions.

                                Sincerely,

                                /s/H. Roger Schwall

                                H. Roger Schwall
                                Assistant Director